FILED BY DUPONT DE NEMOURS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: DUPONT DE NEMOURS, INC.

COMMISSION FILE NO. 001-38196

Exchange Offer

Last Updated: January 12, 2021

DuPont de Nemours, Inc. Investor Information

On December 31, 2020, DuPont de Nemours, Inc., a Delaware corporation (“DuPont”), commenced an exchange offer (the “exchange offer”) for all of the outstanding shares of common stock, $0.01 par value per share (“N&B Common Stock”), of Nutrition & Biosciences, Inc., a Delaware corporation (“N&B”), for outstanding shares of common stock, par value $0.01 per share, of DuPont (“DuPont Common Stock”) that are validly tendered and not properly withdrawn as further described in the Prospectus dated December 31, 2020 (the “Prospectus”).

Immediately following the consummation of the exchange offer and the expected clean-up spin-off (as defined below), Neptune Merger Sub I Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of International Flavors & Fragrances Inc., a Delaware corporation (“IFF”), will be merged with and into N&B, whereby the separate corporate existence of Merger Sub I will cease and N&B will continue as the surviving company and a wholly owned subsidiary of IFF (the “Merger”). In the Merger, each outstanding share of N&B Common Stock (except for shares of N&B Common Stock held by N&B as treasury stock or by DuPont, which will be cancelled and cease to exist and no consideration will be delivered in exchange therefor) will be automatically converted into the right to receive a number of shares of common stock, par value $0.125 per share, of IFF (“IFF Common Stock”) equal to the exchange ratio set forth in the Merger Agreement (as defined in the Prospectus). N&B will issue to DuPont a number of shares of N&B Common Stock such that the number of shares of N&B Common Stock issued and outstanding at the time of the exchange offer is equal to approximately the number of shares to be issued in the Share Issuance (as defined in the Prospectus) and the exchange ratio in the Merger is equal to approximately one. The aggregate number of shares of IFF Common Stock to be issued in the Merger by IFF is expected to result in pre-Merger holders of shares of N&B Common Stock collectively owning approximately 55.4% of the issued and outstanding shares of IFF Common Stock on a fully diluted basis after giving effect to the Merger and IFF’s existing shareholders collectively owning approximately 44.6% of the issued and outstanding shares of IFF Common Stock on a fully diluted basis (in each case, excluding any overlaps in the pre-Merger stockholder bases). N&B Common Stock will not be transferred to participants in the exchange offer; such participants will instead receive shares of IFF Common Stock in the Merger. No trading market currently exists for N&B Common Stock. You will not be able to trade shares of N&B Common Stock before they are converted into shares of IFF Common Stock in the Merger. In addition, there can be no assurance that shares of IFF Common Stock, when issued in the Merger, will trade at the same prices that shares of IFF Common Stock are traded at prior to the Merger.

The number of shares of DuPont Common Stock that will be accepted if the exchange offer is completed will depend on the final exchange ratio, the number of shares of N&B Common Stock offered (which will be based upon the number of shares issued pursuant to the terms of the Merger Agreement) and the number of shares of DuPont Common Stock tendered.

The final calculated per-share value of DuPont Common Stock and N&B Common Stock for the purposes of calculating the exchange ratio will be equal to:

•

with respect to DuPont Common Stock, the simple arithmetic average of the daily volume-weighted average prices (“VWAP”) of DuPont Common Stock on the New York Stock Exchange (the “NYSE”) for each of the last full three trading days ending on and including the second trading day preceding the expiration date of the exchange offer period (the “Valuation Dates”), as reported by Bloomberg L.P. displayed under the heading Bloomberg VWAP on the Bloomberg page “DD UN<Equity>AQR” (or its equivalent successor page if such page is not available); and

•

with respect to N&B Common Stock, the simple arithmetic average of the daily VWAP of IFF Common Stock on the NYSE for each of the Valuation Dates, as reported by Bloomberg L.P. displayed under the heading Bloomberg VWAP on the Bloomberg page “IFF UN<Equity>AQR” (or its equivalent successor page if such page is not available).

The daily VWAP provided by Bloomberg L.P. may be different from other sources of volume-weighted average prices or investors’ or security holders’ own calculations of volume-weighted average prices. DuPont will determine such calculations of the per-share value of DuPont Common Stock and the per-share value of N&B Common Stock, and such determination will be final.

Based on an expiration date of January 29, 2021, the Valuation Dates are expected to be January 25, 2021, January 26, 2021 and January 27, 2021. If the exchange offer is extended, the Valuation Dates will reset to the period of three consecutive trading days ending on and including the second trading day preceding the revised expiration date, as may be extended.

For each $100 of DuPont Common Stock accepted in the exchange offer, you will receive approximately $107.53 of N&B Common Stock, subject to an upper limit of 0.7180 shares of N&B Common Stock per share of DuPont Common Stock. The exchange offer does not provide for a minimum exchange ratio. If the upper limit is in effect, then the exchange ratio will be fixed at that limit. IF THE UPPER LIMIT IS IN EFFECT, AND UNLESS YOU PROPERLY WITHDRAW YOUR SHARES, YOU WILL RECEIVE LESS THAN $107.53 OF N&B COMMON STOCK FOR EACH $100 OF DUPONT COMMON STOCK THAT YOU TENDER, AND YOU COULD RECEIVE MUCH LESS.

DuPont will provide on this website the daily VWAP of both DuPont Common Stock and IFF Common Stock for each day during the exchange offer (including each of the Valuation Dates). This website will also provide indicative exchange ratios commencing on the third trading day of the exchange offer until the first Valuation Date. On the first two Valuation Dates, when the values of DuPont Common Stock and IFF Common Stock are calculated for the purposes of the exchange offer, the indicative calculated per-share values of DuPont Common Stock and the indicative calculated per-share values of IFF Common Stock, as calculated by DuPont, will each equal (i) after the close of trading on the NYSE on the first Valuation Date, the VWAPs for that day, and (ii) after the close of trading on the NYSE on the second Valuation Date, the VWAPs for that day averaged with the VWAPs on the first Valuation Date. No indicative exchange ratio will be published or announced on the third Valuation Date. The final exchange ratio (as well as whether the upper limit on the number of shares that can be received for each share of DuPont Common Stock tendered will be in effect) will be announced by press release and be available on this website, in each case by 11:59 p.m., New York City time, at the end of the second trading day (currently expected to be January 27, 2021) immediately preceding the expiration date of the exchange offer (currently expected to be January 29, 2021).

The exchange offer and withdrawal rights will expire at one minute after 11:59 p.m., New York City time, on January 29, 2021, unless the exchange offer is extended or terminated.

If you hold shares of DuPont Common Stock through the DuPont Retirement Savings Plan (the “DuPont RSP”), you should refer to the separate notice distributed to you for rules and deadlines applicable to the tender or withdrawal of such shares.

If, upon the expiration of the exchange offer, DuPont stockholders have validly tendered more shares of DuPont Common Stock than DuPont is able to accept for exchange (taking into account the exchange ratio and the total number of shares of N&B Common Stock being exchanged by DuPont in the exchange offer), DuPont will accept for exchange the shares of DuPont Common Stock validly tendered and not properly withdrawn by each tendering stockholder on a pro rata basis, based on the proportion that the total number of shares of DuPont Common Stock to be accepted bears to the total number of shares of DuPont Common Stock validly tendered and not properly withdrawn (rounded to the nearest whole number of shares of DuPont Common Stock, and subject to any adjustment necessary to ensure the exchange of all shares of N&B Common Stock being offered by DuPont in the exchange offer), except for tenders of odd-lots, as described below.

DuPont will announce the preliminary results of the exchange offer (including a preliminary proration factor (if any)) promptly following the expiration of the exchange offer. If the exchange offer expires at one minute after 11:59 p.m. on January 29, 2021, DuPont expects to announce preliminary results by 9:00 a.m. on the next business day. Upon determining the number of shares of DuPont Common Stock validly tendered for exchange and not properly withdrawn, DuPont will announce the final results of the exchange offer, including the final proration factor for the exchange offer (if any).

Beneficial holders (other than participants in the DuPont RSP) of less than 100 shares of DuPont Common Stock who validly tender all of their shares may elect not to be subject to proration by completing the section in the applicable letter of transmittal entitled “Proration / Odd Lot.” If your odd-lot shares are held by a broker for your account, you can contact the broker and request this preferential treatment. All of your odd-lot shares will be accepted for exchange without proration if DuPont completes the exchange offer.

While proration is possible, DuPont does not expect proration to occur because DuPont currently expects that the number of shares of DuPont Common Stock tendered in the exchange offer will result in fewer than all of the shares of N&B Common Stock being subscribed for, and that shares of N&B Common Stock will remain to be distributed following the completion of the exchange offer.

If the exchange offer is consummated but the exchange offer is not fully subscribed, the remaining shares of N&B Common Stock owned by DuPont will be distributed on a pro rata basis in a spin-off (the “clean-up spin-off”) to DuPont stockholders as of the record date, other than in respect of any shares tendered and accepted in the exchange offer. Any DuPont stockholder who validly tenders (and does not properly withdraw) shares of DuPont Common Stock that are accepted for exchange in the exchange offer will with respect to such shares waive their rights to receive, and forfeit any rights to, shares of DuPont Common Stock distributed in the clean-up spin-off, if any.

If the exchange offer is terminated by DuPont without the exchange of shares, but the conditions to consummation of the transactions have otherwise been satisfied, DuPont intends to distribute all shares of N&B Common Stock owned by DuPont on a pro rata basis to holders of DuPont Common Stock, with a record date to be announced by DuPont.

The completion of the exchange offer is subject to certain conditions as specified in the Prospectus. DuPont may waive any or of the conditions to the exchange offer prior to the expiration of the exchange offer.

In deciding whether to tender your shares of DuPont common stock in the exchange offer, you should carefully consider the matters described in the section “Risk Factors,” as well as other information included in the Prospectus and the other documents to which you have been referred.

The information on this website is being provided solely in connection will the exchange offer and should not be used for any other purpose. You should refer to the Prospectus for additional information about the exchange offer. A copy of the Prospectus, form of a Letter of Transmittal (including an Exchange and Transmittal Information Booklet), a Notice of Guaranteed Delivery and a Notice of Withdrawal, information for DuPont RSP participants and the DuPont press release announcing the commencement of the exchange offer are available through the links below.

Date:	1/12/2021
DuPont Common Stock Daily VWAP:	$86.2054
Calculated DuPont per-share value (DuPont 3-Day Avg. VWAP):	$83.9228
IFF Common Stock Daily VWAP:	$125.9259
Calculated IFF per-share value (IFF 3-Day Avg. VWAP):	$122.4770
Indicative Exchange Ratio:	0.7180
Upper Limit:	0.7180
Upper Limit in Effect:	Yes

Table of Historical Indicative Calculated Per-Share Values

The table below shows VWAPs and, beginning on the third trading day of the exchange offer period, historical indicative calculated per-share values on a given day and the corresponding indicative exchange ratio calculated as though that day were the last Valuation Date of this exchange offer. Each of the daily VWAPs, calculated per-share values and the final exchange ratio will be rounded to four decimal places. On each day before the first Valuation Date, the information in the table is expected to be updated as soon as practicable following the close of the NYSE on that day. No indicative calculated per-share values or indicative exchange ratios will be provided for the first two trading days of the exchange offer period, as such values require daily VWAP data for three trading days.

On the first two Valuation Dates, when the values of DuPont Common Stock and IFF Common Stock are calculated for the purposes of the exchange offer, this website will show the indicative exchange ratios based on indicative calculated per-share values calculated by DuPont, which will equal: (i) on the first Valuation Date, the daily VWAP of DuPont Common Stock and IFF Common Stock for that day; and (ii) on the second Valuation Date, the simple arithmetic mean of the daily VWAPs of DuPont Common Stock and IFF Common Stock for the first and second Valuation Dates. No indicative exchange ratio will be provided on the third Valuation Date. During the first two Valuation Dates, the indicative exchange ratios and calculated per-share values are expected to be updated as soon as practicable following the close of the NYSE on that day. The final exchange ratio (as well as whether the upper limit on the number of shares that can be received for each share of DuPont Common Stock tendered will be in effect) will be announced by press release and be available on this website, in each case by 11:59 p.m., New York City time, at the end of the second trading day (currently expected to be January 27, 2021) immediately preceding the expiration date of the exchange offer (currently expected to be January 29, 2021).

		DuPont Common Stock		IFF Common Stock		Exchange Ratio
Day	Date	Daily VWAP	Indicative Calculated Per-Share Value	Daily VWAP	Indicative Calculated Per-Share Value(1)	Indicative Exchange Ratio - Shares of N&B Common Stock to be Exchanged Per Share of DuPont Common Stock Tendered(2)	Exchange Ratio Upper Limit in Effect?
1	December 31, 2020	$ 71.0718	N/A *	$ 108.8394	N/A *	N/A	N/A
2	January 4, 2021	$ 70.7816	N/A *	$ 106.0999	N/A *	N/A	N/A
3	January 5, 2021	$ 73.1558	$ 71.6697	$ 107.0491	$ 107.3295	0.7180 x	Yes
4	January 6, 2021	$ 77.4288	$ 73.7887	$ 112.8884	$ 108.6791	0.7180 x	Yes
5	January 7, 2021	$ 80.4727	$ 77.0191	$ 117.8168	$ 112.5848	0.7180 x	Yes
6	January 8, 2021	$ 81.7678	$ 79.8898	$ 119.2822	$ 116.6625	0.7180 x	Yes
7	January 11, 2021	$ 83.7953	$ 82.0119	$ 122.2230	$ 119.7740	0.7180 x	Yes
8	January 12, 2021	$ 86.2054	$ 83.9228	$ 125.9259	$ 122.4770	0.7180 x	Yes
9
10
11

12
13
14
15
16
17
18

(1)	Indicative calculated per-share value of N&B Common Stock. See the section in the Prospectus titled “The Exchange Offer—Terms of the Exchange Offer—Indicative Per-Share Values.”
(2)

Subject to proration. See the section in the Prospectus titled “The Exchange Offer—Terms of the Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of DuPont Common Stock.”

*

No indicative calculated per-share values or indicative exchange ratios are provided for the first two trading days of the exchange offer period as such values require daily VWAP data for three trading days.

Source: Bloomberg Finance L.P.

Other Related Information

Prospectus	Notice of Withdrawal	Letter to Clients, Brokers, Dealers, Etc.

Exchange and Transmittal Information Booklet	Notice of Guaranteed Delivery for shares of DuPont common stock	Letter to Brokers, Commercial Banks

Letter of Transmittal	Press Release	Notice to participants in DuPont RSP

The information agent for the exchange offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free: 888-660-8331

Forward-Looking Statements

This website, as well as the links included in this website, contain “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products, the benefits of the proposed organizational and operating model of the combined company and any other statements regarding DuPont’s, IFF’s and N&B’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&B, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&B being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&B, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, (24) the ability of N&B or IFF to retain and hire key personnel, (25) the risk that N&B, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (26) the risk that N&B and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (27) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (28) that N&B may not achieve certain targeted cost and productivity improvements, which could adversely impact its results of operations and financial condition, (29) the risk that natural disasters, public health issues, epidemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, could provoke responses that cause delays in the anticipated transaction timing or the completion of transactions related thereto, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities and (30) other risks to DuPont’s, N&B’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns, disasters, public health issues, epidemics and pandemics, including COVID-19, or the fear of such events, and the inherent unpredictability, duration and severity of such events, which could result in a significant operational event for DuPont, N&B or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&B’s or IFF’s intellectual property rights;, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the registration statement and proxy statement filed by IFF and the registration statement filed by N&B. While the list of factors presented here is, and the list of factors presented in registration statements filed by each of IFF and N&B in connection with the transaction, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties can be found in IFF’s annual report on Form 10-K for the year ended December 31, 2019, DuPont’s annual report on Form 10-K for the year ended December 31, 2019, and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction are more fully discussed in the registration statements filed with the U.S. Securities and Exchange Commission (the “SEC”). While the list of factors presented here is, and the list of factors presented in the registration statements, as amended, filed by each of IFF or N&B are representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&B’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&B assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Important Notices and Additional Information

In connection with the proposed transaction, N&B has filed a registration statement on Form S-4/S-1 containing a prospectus, dated December 31, 2020, IFF has filed a registration statement on Form S-4 containing a prospectus, dated December 31, 2020 (together, the “registration statements”), and DuPont has filed a Schedule TO with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, DUPONT’S SCHEDULE TO AND ANY AMENDMENTS OR SUPPLEMENTS TO THESE FILINGS AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT N&B, IFF AND DUPONT AND THE PROPOSED TRANSACTION. The registration statements, DuPont’s Schedule TO and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. These documents and each of the companies’ other filings with the SEC (when available) can also be obtained free of charge, with respect to DuPont and N&B, upon written request to Georgeson LLC, at 1290 Avenue of the Americas, 9th Floor, New York, NY 10104, or by telephone at 888-660-8331, or, with respect to IFF, upon written request to International Flavors & Fragrances Inc. investor relations at 521 West 57th Street, New York, New York 10019 or by calling (212) 708-7164.

In addition, for any questions about the exchange offer generally you may contact the information agent, Georgeson LLC, at 888-660-8331.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.